CHARTER OF THE COMPENSATION COMMITTEE
OF TARGETED MEDICAL PHARMA, INC.

I.    COMPENSATION COMMITTEE PURPOSE

Pay for performance is the guiding principle of the compensation strategy of Targeted Medical Pharma, Inc. (“TMP”). TMP aims to reward those employees who achieve competitive business results; help TMP grow; and exemplify our TMP values. The compensation strategy strives to strengthen the performance-oriented culture and reinforce entrepreneurial behavior resulting in contributions that motivated and dedicated employees make to sustain superior business results.

The compensation committee (the “Compensation Committee”) reviews on behalf of and recommends to the Board of Directors (the “Board”) the TMP compensation policies and programs in the light of this compensation strategy. The Compensation Committee also approves the employment contracts and the individual compensation for selected key executives and will perform such other tasks as may be delegated to it by the Board from time to time.

II.  Organization

The Compensation Committee shall consist of three to four members of the Board. These members shall be independent in accordance with the independence criteria set forth in the Appendix.

The Board will designate one member of the Compensation Committee as its chairperson.

The Compensation Committee shall meet at least two times a year.

The Compensation Committee shall have the authority to retain and terminate any compensation consultant assisting in the evaluation of Board member or senior executive compensation, and shall have authority to approve the consultant’s fees and other retention terms. The Compensation Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

The Compensation Committee shall regularly report to the Board on decisions and deliberations of the Compensation Committee.

III.  Charter

Roles and Responsibilities
The Compensation Committee shall have the following roles and responsibilities:

1. Recommend and periodically review the TMP compensation policies and programs for approval by the Board.

2. Advise the Board on the compensation of Board members.

3. Approve the employment agreements (including substantive changes thereto and payments upon termination) for the Chief Executive Officer (“CEO”) and the executives mentioned under subparagraph (5) below.

4. Decide on the variable compensation including special awards for the CEO for the past year based on his performance evaluation, prepared by the Chairman of the Board and followed by the feed-back session with the Board, and decide on the base salary and the total target compensation of the CEO for the coming year based on all relevant factors, including his objectives relevant to his compensation and market data.

5. Decide – based on the achievement of financial and nonfinancial objectives – on the variable compensation including special awards of the Executive members of  TMP, business unit heads, nominated key corporate executives and other executives with a target total compensation in excess of USD $500,000 and decide on the base salary and target compensation for the new year taking into account relevant market data. Create and approve 162(m) criteria for performance objectives and criteria.

6. Inform the Board about policies, programs and key decisions as well as statistical comparisons and benchmarking of compensation levels at key competitors.

7. Review and reassess the adequacy of this charter annually and submit proposed changes to the Board for approval.

8. Conduct an annual self-evaluation of the Compensation Committee’s performance.